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EXHIBIT INDEX

        [As adopted November 9, 1939; amended in Release No. 35-25746 (85,116), effective November 1, 1993, 58 F.R. 14999; and Release No. 35-25886 (85,226), effective November 1, 1993, 58 F.R. 51488.]

File No. 69-247

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2

For the fiscal year ended December 31, 2003

STATEMENT BY HOLDING COMPANY
CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

To Be Filed Annually Prior to March 1

DPL INC. (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.
Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

        DPL Inc., an Ohio corporation ("Claimant"), organized on September 16, 1985. Claimant's principal executive office is located at 1065 Woodman Drive, Dayton, Ohio 45432.

        Claimant's business is the holding of all of the outstanding Common Shares of The Dayton Power and Light Company ("DP&L") and the common shares of the subsidiaries set forth and described herein. Claimant is solely a holding company and is not actively engaged in any other business.

        Claimant holds shares in the following subsidiaries:

  (1)
  DP&L, an Ohio corporation organized on March 23, 1911, is engaged in the business of generating, transmitting and selling electric energy and until October 31, 2000 distributed natural gas to residential, commercial, industrial and governmental customers in the City of Dayton, Ohio and neighboring cities, towns and communities, and adjacent rural areas, all within the State of Ohio. DP&L's electricity service area covers 24 counties in West Central Ohio. DP&L's principal executive office is located at 1065 Woodman Drive, Dayton, Ohio 45432.

  (a)
  DPL RTC Management Company ("RTC"), an Ohio corporation organized on June 25, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. RTC owns and manages regulatory transition fees.

  (b)
  DPL GTC Management Company ("GTC"), an Ohio corporation organized on June 25, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. GTC owns and manages customer transition fees.

  (c)
  DPL Finance Company, Inc. ("FINANCE"), a Delaware corporation organized on June 28, 2001, and having its principal executive office at 103 Foulk Road, Suite 243, Wilmington, DE 19803. FINANCE provides financing opportunities among affiliated companies.

  (d)
  DPL EM, LLC ("EM"), a Delaware limited liability company organized on September 26, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, OH 45432. EM owns and manages utility emission credits.

  (2)
  MacGregor Park, Inc. ("MPI"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MPI owns and manages a commercial office park. MPI is a wholly-owned subsidiary of Claimant.

  (3)
  Miami Valley Leasing, Inc. ("MVL"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVL leases communications and other miscellaneous equipment and owns real estate. MVL has an 18% ownership interest in CTC of Dayton Partnership No. 1 ("CTC"). MVL owns 100% of the outstanding shares of Miami Valley Market Hub, Inc. ("MVMH") described herein. MVL is a wholly-owned subsidiary of Claimant.

  (a)
  MVMH, an Ohio corporation organized on November 14, 1996, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVMH currently does no business. MVL owns 100% of the outstanding shares of MVMH.

  (4)
  Miami Valley Resources, Inc. ("MVR"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVR is engaged in the natural gas supply management business. MVR is a wholly-owned subsidiary of Claimant.

  (5)
  Miami Valley Lighting, LLC ("MVLT"), an Ohio limited liability company organized on June 30, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVLT owns a street lighting business. MVLT is a wholly-owned subsidiary of Claimant.

  (6)
  Miami Valley Insurance Company ("MVIC"), a Vermont corporation organized on March 16, 1987, and having its principal executive office at Crosstown Road, Montpelier, Vermont 05602. MVIC is engaged in the business of providing insurance to the Claimant and its principal subsidiary, DP&L. MVIC is a wholly owned subsidiary of Claimant.

  (7)
  DPL Energy, LLC ("DPL ENERGY"), an Ohio limited liability company organized on June 30, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. DPL ENERGY is engaged in the operation of peaking generating facilities and marketing of wholesale electric energy. DPL ENERGY is a wholly owned subsidiary of Claimant.

  (8)
  DPL Energy Resources, Inc. ("DPLERI"), an Ohio corporation organized on November 7, 2000, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. DPLERI markets retail electric power in West Central Ohio. DPLERI is a wholly owned subsidiary of Claimant.

  (9)
  Plaza Building, Inc. ("PLAZA"), an Ohio corporation organized on November 30, 1999, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. PLAZA is the owner of 100% of the outstanding shares of MVE, Inc. PLAZA is a wholly owned subsidiary of Claimant.

  (a)
  MVE, Inc. ("MVE"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVE provides financial support services to DPL Inc. and its subsidiaries. MVE is a wholly owned subsidiary of PLAZA.

  (i)
  Miami Valley CTC, Inc. ("MVCTC"), an Ohio corporation organized on May 1, 1986, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. MVCTC leases an aircraft and has an 82% ownership interest in CTC of Dayton Partnership No. 1 ("CTC"), a partnership described herein. MVCTC is a wholly-owned subsidiary of MVE.

  (A)
  CTC, an Ohio general partnership organized on September 30, 1981 and having its principal executive office at 3501 Hangar Drive, Vandalia, Ohio 45377. CTC provides transportation services pursuant to a service agreement. MVCTC has an 82% ownership interest in CTC.

  (10)
  DPL Capital Trust I ("TRUST"), a Delaware business trust organized on February 1, 2000, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. TRUST was created to issue and sell mandatorily redeemable trust preferred securities. The Claimant holds all of the outstanding securities of TRUST. The financial activities of TRUST are reported in the attached Exhibit A within the results of DPL Inc. The preferred securities issued by TRUST were redeemed in August of 2001.

  (11)
  DPL Capital Trust II ("TRUST II"), a Delaware business trust organized on August 23, 2001, and having its principal executive office at 1065 Woodman Drive, Dayton, Ohio 45432. TRUST II was created to issue and sell mandatorily redeemable trust preferred securities. The Claimant holds all of the outstanding securities of TRUST II. The financial activities of TRUST II are reported in the attached Exhibit A within the results of DPL Inc.

2.
A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        DP&L and DPL Energy are subsidiaries of the Claimant that own property used for the generation, transmission and distribution of electric energy for wholesale and retail sale, and for transmission and distribution of natural or manufactured gas. The Claimant's electricity service area lies wholly within the State of Ohio. DP&L sold its natural gas retail distribution assets and certain liabilities on October 31, 2000.

        The Claimant's present generating facilities have a winter generating capability of 4,787,000 KW. Of this capability, 2,843,000 KW (approximately 59%) is derived from coal-fired steam generating stations and the balance consists of combustion turbine and diesel-powered peaking units. Approximately 87% (2,472,000 KW) of the existing steam generating capacity is provided by certain units owned as tenants in common with The Cincinnati Gas & Electric Company ("CG&E") or with CG&E and Columbus Southern Power Company ("CSP"). As tenants in common, each company owns a specified undivided share of each of these units, is entitled to its share of capacity and energy output, and has a capital and operating cost responsibility proportionate to its ownership share. The remaining steam generating capacity (371,000 KW) is derived from a generating station owned solely by DP&L. The following table describes the Claimant's generating facilities.

				MW Rating
Station	Owner- ship*	Operating Company	Location	DP&L Portion	Total
Coal Units
Hutchings	W	DP&L	Miamisburg, OH	371	371
Killen	C	DP&L	Wrightsville, OH	402	600
Stuart	C	DP&L	Aberdeen, OH	820	2,340
Conesville-Unit 4	C	CSP	Conesville, OH	129	780
Beckjord-Unit 6	C	CG&E	New Richmond, OH	210	420
Miami Ford-Units 7&8	C	CG&E	North Bend, OH	360	1,000
East Bend-Unit 2	C	CG&E	Rabbit Hash, KY	186	600
Zimmer	C	CG&E	Moscow, OH	365	1,300

				MW Rating
Station	Owner- ship*	Operating Company	Location	DP&L Portion	Total
Combustion Turbines or Diesel
Hutchings	W	DP&L	Miamisburg, OH	33	33
Yankee Street	W	DP&L	Centerville, OH	138	138
Monument	W	DP&L	Dayton, OH	12	12
Tait	W	DP&L	Dayton, OH	10	10
Sidney	W	DP&L	Sidney, OH	12	12
Tait Units 1-3	W	DP&L	Moraine, OH	304	304
Killen	C	DP&L	Wrightsville, OH	16	24
Stuart	C	DP&L	Aberdeen, OH	3	10
Greenville	W	DPL Energy	Greenville, OH	236	236
Darby Station Units 1-6	W	DPL Energy	Darby, OH	480	480
Montpelier Units 1-4	W	DPL Energy	Montpelier, IN	224	224
Tait Units 4-7	W	DPL Energy	Moraine, OH	320	320

* W = Wholly Owned; C = Commonly Owned

        DP&L's electric transmission and distribution lines owned and in service as of December 31, 2003 were as follows:

Nominal Voltage	Overhead Lines Circuit Miles		Underground Lines Cable Miles
345 KV	434	*	0
138 KV	377		3
69 KV	966		1
33 KV	37		0
Less than 33 KV	12,727		4,422

Total Miles	14,541		4,426

* This figure includes 127 circuit miles of 345 KV lines wholly-owned by DP&L and DP&L's portion (307 circuit miles) of 884 circuit miles of 345 KV lines owned as tenants in common with CG&E and CSP.

        DP&L wholly owns and operates 151 substations with a total capacity of 14,086,500 KVA and owns and operates 15 substations as tenants in common with CG&E and CSP. The commonly owned substations have a total capacity of 8,321,000 KVA, of which 2,890,000 KVA is DP&L's equivalent share.

        DP&L's electric transmission lines have interconnections with the lines of Ohio Power Company, CSP, CG&E, Ohio Edison Company and Ohio Valley Electric Corporation, through which DP&L has access to interstate electric energy markets.

        Exhibits B and C attached hereto show the location of certain major generating plants and principal transmission lines of DP&L.

3.
The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)
Number of kWh of electric energy sold (at retail or wholesale), and MCF of natural or manufactured gas distributed at retail.

Claimant	DP&L
None	19,344,605,000 kWh;
0 MCF
  (b)
  Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

Claimant	DP&L
None	None

  (c)
  Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Claimant	DP&L
None	3,545,543,000 kWh;
0 MCF

2003 Electric Sales outside the State of Ohio

	Sales
State/Country	Thousands of kWh	Dollars
Canada	6,963	171,702
Connecticut	6,699	175,187
Delaware	30,662	995,960
Indiana	169,605	1,731,687
Kentucky	166,370	3,667,917
Maryland	278,653	8,060,523
Michigan	719,273	14,480,617
Minnesota	181,202	4,617,539
Missouri	1,850	68,775
Nebraska	11,280	352,120
New Jersey	257,596	8,440,486
New York	50	987
North Carolina	6,983	262,336
North Dakota	800	32,800
Pennsylvania	181,676	5,187,399
South Carolina	1,200	31,200
Tennessee	28,953	1,185,721
Texas	654,684	20,331,385
Virginia	841,044	28,597,164

TOTAL	3,545,543	98,391,505

  (d)
  Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

Claimant	DP&L
None	736,107,000 kWh;
0 MCF

2003 Electric Purchases outside the State of Ohio

	Purchases
State/Country	Thousands of kWh	Dollars
Connecticut	1,700	59,900
Delaware	11,448	554,666
Indiana	141,215	4,390,905
Kentucky	115,083	4,065,361
Maryland	8,584	279,002
Michigan	44,767	1,806,072
Minnesota	16,674	605,511
Missouri	10,535	507,000
New Jersey	60,422	2,060,497
North Carolina	42,283	2,065,605
Oklahoma	47	846
Pennsylvania	102,352	3,307,270
Texas	140,773	4,708,598
Virginia	40,224	2,067,143

TOTAL	736,107	26,478,376

4.
The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)
Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

    None

  (b)
  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

    None

  (c)
  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

    None

  (d)
  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

    None

  (e)
  Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

    None

EXHIBIT INDEX

			Page
Exhibit A	—	Consolidating Financial Statements for twelve months ended December 31, 2003	13
Exhibit A-1	—	Non-Utility Consolidating Financial Statements for twelve months ended December 31, 2003	17
Exhibit B	—	Map showing location of certain major electric generating plants, transmission substations and 765 KV and 345 KV transmission lines owned by DP&L or interconnected with DP&L's electric system	29
Exhibit C	—	Map showing location of a major electric generation plant, certain major transmission substations and 345 KV and 138 KV transmission lines within DP&L's service territory	30

EXHIBIT A

        A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

        Consolidating financial statements for the twelve months ended December 31, 2003 are attached as Exhibit A. Non-utility consolidating financial statements for the twelve months ended December 31, 2003 are attached as Exhibit A-1.

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2004.

DPL Inc. (Name of claimant)
By:	/s/ Pamela Holdren Pamela Holdren Treasurer

Attest:

/s/ Miggie E. Cramblit Miggie E. Cramblit Vice President and General Counsel

        Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Pamela Holdren (Name)	Treasurer (Title)
1065 Woodman Drive, Dayton, Ohio 45432 (Address)